August 22, 2007

Via U.S. Mail and Facsimile

Mr. Jeroen van der Veer
Chief Executive Officer
Royal Dutch Shell plc
Carel van Bylandtlaan 30
2596 HR
The Hague
The Netherlands

RE:		Royal Dutch Shell plc
		Form 20-F for the fiscal year ended December 31, 2006
		File No. 1-32575

Dear Mr. Van der Veer:

      We have limited our review of your Form 20-F for the fiscal year ended December 31, 2006, to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General -

1. We note that you state on pages 29 and 36 of your 20-F that in early 2007 you entered into a service contract with respect to the development of the South Pars fields for the Persian LNG project. We also note that on page 30 you state that you entered into two production sharing contracts, effective from February 2007, for Block
13 and 15 in the south of Syria. Please provide us with an updated analysis of the extent and materiality of your contacts with Iran and
Syria, and with an analysis of the materiality of your aggregate contacts with Cuba, Iran, Sudan and Syria. Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of your revenues, assets and liabilities associated with Cuba, Iran, Sudan and Syria. Please also provide the approximate dollar amount, if any, paid to the governments of Cuba,
Iran, Sudan and/or Syria in 2006, and in the first half of 2007. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company`s reputation and share value.

We note, for example, reports that the California Public
Employees`
Retirement System, the New York State Common Retirement Funds, the New York City Pension Funds, the Illinois State Board of Investment and the North Carolina Retirement System have written to you regarding your contacts with Iran. We also note that Arizona and Louisiana have adopted legislation that requires their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permits divestment of state pension fund assets from, companies that do business with U.S.-designated state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.- designated state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. Florida requires issuers to disclose in their prospectuses any business contacts with Cuba or persons located in Cuba. In addition a number of states have adopted or are considering legislation regarding the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Iran and/or Sudan.

Your materiality analysis should address the potential impact of the investor sentiment evidenced by these and similar actions directed toward companies that do business with Cuba, Iran, Sudan and Syria.




Closing Comments

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filings or in response to our comments on your filings.


Please understand that we may have additional comments after we review your response to our comment. Please contact Jack
Guggenheim
at (202) 551-3523 if you have any questions about the comment or our review. You may also contact me at (202) 551-3470.



								Sincerely,




								Cecilia D. Blye, Chief
								Office of Global Security
Risk



cc: 	Mr. Peter R. Voser
	Chief Financial Officer
	Royal Dutch Shell plc
	Carel van Bylandtlaan 30
	2596 HR
		The Hague
		The Netherlands


		Mr. M. Brandjes
	Royal Dutch Shell plc
	Carel van Bylandtlaan 30
	2596 HR
		The Hague
		The Netherlands


		Roger Schwall
		Donald F. Delaney
		Division of Corporation Finance
Mr. Jeroen van der Veer
Royal Dutch Shell plc
August 22, 2007
Page 1









UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE